UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NextNav INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

65345N106

(CUSIP Number)

May 19, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65345N106	SCHEDULE 13G	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON: OSI Capital Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 12,589,401(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARES DISPOSITIVE POWER 12,589,401(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,589,401(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 11.7%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)

Represents (i) 12,564,401 shares of common stock, par value $0.0001 per share (“Common Stock”), of NextNav Inc. (the “Issuer”) and (ii) 25,000 warrants (“Warrants”) that are exercisable for 25,000 shares of Common Stock (“Warrant Shares”), all of which are directly owned by Black Feathers, L.P. f/k/a WOCAP Global Opportunity Investment Partners, L.P., a Bermuda limited partnership (“Black Feathers LP”), whose general partner is OSI Capital Management LLC (“OSI”) and whose investment manager is Woody Creek Capital Management, LLC (“WCCM”). The managers of OSI are Edward Neil Halliday (“Halliday”), Tivin Turchiaro (“Turchiaro”) and Roderick M. Forrest (“Forrest” and collectively with Halliday and Turchiaro, the “OSI Managers”). As a result of an internal restructuring in which OSI became the substitute general partner of Black Feathers LP, and not as a result of any sale or purchase of shares of Common Stock, OSI, as the general partner of Black Feathers LP, and the OSI Managers, as the managers of OSI, may be deemed to beneficially own the shares of Common Stock owned directly by Black Feathers LP. The Warrants (i) became exercisable on November 27, 2021, (ii) are exercisable at a price of $11.50 per Warrant Share and (iii) expire on October 28, 2026.

(2)

The percentage reported in this Schedule 13G is based upon 107,718,313 shares of common stock outstanding according to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 filed by the Issuer with the U.S. Securities and Exchange Commission on May 10, 2023.

CUSIP No. 65345N106	SCHEDULE 13G	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSON: Edward Neil Halliday
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 12,589,401(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARES DISPOSITIVE POWER 12,589,401(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,589,401(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 11.7%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Represents (i) 12,564,401 shares of Common Stock of the Issuer and (ii) 25,000 Warrants that are exercisable for 25,000 Warrant Shares, all of which are directly owned by Black Feathers LP, whose general partner is OSI and whose investment manager is WCCM. As a result of an internal restructuring in which OSI became the substitute general partner of Black Feathers LP, and not as a result of any sale or purchase of shares of Common Stock, OSI, as the general partner of Black Feathers LP, and the OSI Managers, as the managers of OSI, may be deemed to beneficially own the shares of Common Stock owned directly by Black Feathers LP. The Warrants (i) became exercisable on November 27, 2021, (ii) are exercisable at a price of $11.50 per Warrant Share and (iii) expire on October 28, 2026.

(2)

The percentage reported in this Schedule 13G is based upon 107,718,313 shares of common stock outstanding according to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 filed by the Issuer with the U.S. Securities and Exchange Commission on May 10, 2023.

CUSIP No. 65345N106	SCHEDULE 13G	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSON: Tivin Turchiaro
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 12,589,401(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARES DISPOSITIVE POWER 12,589,401(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,589,401(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 11.7%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Represents (i) 12,564,401 shares of Common Stock of the Issuer and (ii) 25,000 Warrants that are exercisable for 25,000 Warrant Shares, all of which are directly owned by Black Feathers LP, whose general partner is OSI and whose investment manager is WCCM. As a result of an internal restructuring in which OSI became the substitute general partner of Black Feathers LP, and not as a result of any sale or purchase of shares of Common Stock, OSI, as the general partner of Black Feathers LP, and the OSI Managers, as the managers of OSI, may be deemed to beneficially own the shares of Common Stock owned directly by Black Feathers LP. The Warrants (i) became exercisable on November 27, 2021, (ii) are exercisable at a price of $11.50 per Warrant Share and (iii) expire on October 28, 2026.

(2)

The percentage reported in this Schedule 13G is based upon 107,718,313 shares of common stock outstanding according to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 filed by the Issuer with the U.S. Securities and Exchange Commission on May 10, 2023.

CUSIP No. 65345N106	SCHEDULE 13G	Page 5 of 9 Pages

1.	NAME OF REPORTING PERSON: Roderick M. Forrest
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 12,589,401(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARES DISPOSITIVE POWER 12,589,401(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,589,401(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 11.7%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Represents (i) 12,564,401 shares of Common Stock of the Issuer and (ii) 25,000 Warrants that are exercisable for 25,000 Warrant Shares, all of which are directly owned by Black Feathers LP, whose general partner is OSI and whose investment manager is WCCM. As a result of an internal restructuring in which OSI became the substitute general partner of Black Feathers LP, and not as a result of any sale or purchase of shares of Common Stock, OSI, as the general partner of Black Feathers LP, and the OSI Managers, as the managers of OSI, may be deemed to beneficially own the shares of Common Stock owned directly by Black Feathers LP. The Warrants (i) became exercisable on November 27, 2021, (ii) are exercisable at a price of $11.50 per Warrant Share and (iii) expire on October 28, 2026.

(2)

The percentage reported in this Schedule 13G is based upon 107,718,313 shares of common stock outstanding according to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 filed by the Issuer with the U.S. Securities and Exchange Commission on May 10, 2023.

CUSIP No. 65345N106	SCHEDULE 13G	Page 6 of 9 Pages

Item 1.	(a) Name of Issuer: NextNav Inc. (b) Address of Issuer’s Principal Executive Offices: 1775 Tysons Blvd., 5th Floor McLean, Virginia 22102

Item 2.

(a)   Name of Person Filing

This Schedule 13G is filed by:

1.  OSI, as general partner of Black Feathers LP, with respect to the shares of Common Stock of the Issuer directly owned by Black Feathers LP;

2.  Halliday, as a manager of OSI, general partner of Black Feathers LP, with respect to the shares of Common Stock directly owned by Black Feathers LP;

3.  Turchiaro, as a manager of OSI, general partner of Black Feathers LP, with respect to the shares of Common Stock directly owned by Black Feathers LP; and

4.  Forrest, as a manager of OSI, general partner of Black Feathers LP, with respect to the shares of Common Stock directly owned by Black Feathers LP.

OSI, Halliday, Turchiaro and Forrest are hereinafter collectively referred to as the “Reporting Persons.” The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. The filing of this Schedule 13G should not be construed as an admission that any Reporting Person is, and each Reporting Person disclaims that he, she or it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the shares of Common Stock covered by this Schedule 13G.

The Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit 1 pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

This Schedule 13G is being filed in connection with OSI’s appointment as the substitute general partner of Black Feathers LP. The sole member of the managing member of the prior general partner of Black Feathers LP previously filed a Schedule 13G and amendments thereto with respect to Black Feathers LP’s beneficial ownership of shares of Common Stock.

(b)  Address of principal business office or, if none, residence:

The address of the business office of each of the Reporting Persons is:

c/o OSI Capital Management LLC

‘Victoria Place’ 31 Victoria Street

Hamilton, HM 10 Bermuda

(c)   Citizenship:

OSI is a limited liability company organized under the laws of the State of Delaware.

Halliday, Turchiaro and Forrest are citizens of Bermuda.

(d)  Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)   CUSIP Number:

65345N106

CUSIP No. 65345N106	SCHEDULE 13G	Page 7 of 9 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4.

Ownership.

Each of the Reporting Persons may be deemed to beneficially own the following number of shares of Common Stock and the following percentage of all outstanding shares of Common Stock:

(a)   Amount beneficially owned: 12,589,401

(b)  Percent of class:

11.7%

(c)   Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii)  Shared power to vote or to direct the vote

12,589,401

(iii)  Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

12,589,401

OSI, as general partner of Black Feathers LP, and Halliday, Turchiaro, and Forrest, as managers of OSI, have the shared power to vote and to dispose of the shares of Common Stock directly owned by Black Feathers LP. None of the Reporting Persons directly own any shares of Common Stock or Warrants of the Issuer. By reason of the provisions of Rule 13d-3 of the Act, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock directly owned by Black Feathers LP.

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.

Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his, her or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 65345N106	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2023

OSI CAPITAL MANAGEMENT LLC

By:	/s/ Edward Neil Halliday
Name:	Edward Neil Halliday
Title:	Manager

/s/ Edward Neil Halliday
Edward Neil Halliday

/s/ Tivin Turchiaro
Tivin Turchiaro

/s/ Roderick M. Forrest
Roderick M. Forrest